FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2015

__________Gilat Satellite Networks Ltd.__________
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 24, 2015, announcing that Registrant’s Chairman of the Board, Dov Baharav, will assume the position of Interim CEO, as Erez Antebi decides to step down.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 24, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Gilat’s Chairman of the Board, Dov Baharav, Will Assume the Position
of Interim CEO, as Erez Antebi Decides to Step Down

Petah Tikva, Israel, March 24, 2015 – Gilat Satellite Networks (NASDAQ: GILT) announced today that Erez Antebi, has decided to step down from the position of CEO of Gilat Satellite Networks. Dov Baharav, Gilat’s Chairman of the Board will assume the position of interim CEO until a new CEO is appointed. The transition between Mr. Baharav and Mr. Antebi will take place during the second quarter of 2015. Mr. Baharav will remain Gilat's Chairman of the Board.

On behalf of Gilat's Board of Directors, Dov Baharav stated, "We recognize Erez's great contribution to Gilat over the many years in his various positions. His achievements include developing and leading a series of successful initiatives to enter new markets, as well as new product development, streamlining operations and improving cost savings. These and others have helped establish a solid foundation for Gilat's future”. Mr. Erez Antebi said, “After many years in the company and 3 years as CEO, I’m happy to see its success and strong momentum going forward. I am proud of having led the company back to a profitable path and turning Gilat into a true global leader in its space. Though I have decided to look for my next opportunities, I will always remain committed to Gilat’s success”.

Dov Baharav added, “Over the past year as Gilat’s Chairman, I have come to know and appreciate the great assets of this company. We have leading edge technologies, a strong position and reputation in the market and most importantly a great team of people with a strong leadership. Our priority now is to raise the bar, and accelerate Gilat’s innovation and growth going forward.

I strongly believe in Gilat's potential and I am fully committed to seize growth opportunities and propel Gilat to new heights”.

Mr. Baharav joined Gilat's Board of Directors and was appointed Chairman in May 2014. Mr. Baharav previously served as Chairman of Israel Aerospace Industries and as President and Chief Executive Officer of Amdocs for 8 years. Mr. Baharav transitioned Amdocs back to a state of growth with annual revenues of over $3 billion, more than doubling over a span of a few years following his appointment.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions.

Gilat is a company under the control of the FIMI Private Equity Funds.

For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com